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CONTACTS:

Ariel Corporation                   MAYAN Networks Corporation
Dennis I. Schneider                 Daniel Gatti
President                           President
609-860-2900                        408-392-9900


                   MAYAN NETWORKS TO ACQUIRE ARIEL CORPORATION

        MAYAN Networks to incorporate Ariel's technologies to create New
            SONET-enabled solutions for Carriers and Internet Service
          Providers. The pro forma company is expected to have over $50 million of cash and equivalents at closing.

March 28, 2001 - San Jose, CA and Cranbury, NJ - MAYAN Networks Corporation and Ariel Corporation (NASDAQ:ADSP) today announced that the parties have entered into a definitive agreement and plan of merger pursuant to which MAYAN will acquire Ariel.

Under the terms of the definitive merger agreement, each outstanding share of MAYAN common stock, and options and warrants to purchase MAYAN common stock will be exchanged for securities representing 90% of the fully-diluted as converted shares of the combined company. Holders of the MAYAN convertible notes are expected to be able to convert their notes into common stock of the combined company after the merger upon certain events. The agreement calls for the acquisition of Ariel through a merger with and into Ariel. Current Ariel shareholders, option holders, and warrant holders will retain an approximately 10% interest in the combined company.

The combined company will be renamed MAYAN Networks Corporation and it is intended that it will be listed on the Nasdaq National Market. MAYAN's management will include Esmond Goei, Dan Gatti, John Tingleff, and Dennis Schneider. The board of directors will be comprised of Esmond Goei, founder of MAYAN, Anthony Agnello, founder of Ariel, Tom Edrington, ex CEO Alaska Telecom, Steven Krausz, United States Venture Partners, James Mongiello, Redpoint Ventures and Peter Morris, New Enterprise Associates. The company will be headquartered in San Jose, CA with offices in New Jersey, Texas, Arizona, France, and Germany.


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As a result of the proposed merger, MAYAN's Chairman and co-founder, Esmond
Goei, will become CEO of the combined company. Mr. Goei commented "Our multi-service Unifier architecture has always included capabilities that create an ideal platform for applications such as Internet Access that become far more competitive by using our ability to access and optimize data and voice traffic on SONET rings. Ariel's technology focuses on complex telephony applications, and we believe its approach to the Internet remote access marketplace naturally complement MAYAN's optical networking product strategy and market focus. The combination will allow us to market unique new SONET enabled solutions to carrier and ISP Remote Access Server (RAS) needs while continuing to pursue our current products and markets."

Anthony Agnello, Ariel's Chairman and founder said "MAYAN's focus on optical networking and carrier markets , and its strong balance sheet are an ideal complement to Ariel's skills and products in applied digital signal processing and internet edge applications. We believe, given the excellent product fit, our two companies can rapidly begin offering unique solutions to ISPs and telephone operating companies."

The transaction is subject to approval by MAYAN and Ariel stockholders, among other closing conditions. The transaction is expected to close not later than the third quarter of 2001. The transaction will be accounted for using purchase accounting and will be effected on a tax-free basis to stockholders.

Robertson Stephens acted as exclusive financial advisor to MAYAN Networks Corporation in this transaction.



About MAYAN Networks

MAYAN Networks, a development stage company, was founded in 1998 to simplify the delivery of services and to reduce cost and complexity at the edge of the optical network. Its first product, the Unifier SMX, is expected to bring intelligence to the network edge, helping customers migrate from TDM-based service models to the future of IP-based services. MAYAN's Unifier was recently awarded the prestigious InfoVision Award at the National Communications Forum, and is currently in trials at nine other service provider networks.

MAYAN's customers include Competitive Local Exchange Carriers (CLECs), Incumbent Local Exchange Carriers (ILECs), Inter-Exchange Carriers (IXCs) and Independent Telephone Operating Companies


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(ITOCs). MAYAN Networks is based in San Jose, California and more information on the company can be found at www.MAYANnetworks.com.


About Ariel

Ariel Corporation (NASDAQ: ADSP) is a leading provider of high-density, SS7-enabled dial-up access equipment for applications such as Internet access, corporate Intranet/Extranet access, on-line services, telecommuting, transaction processing and unified messaging. Ariel's dial-up access concentrator products make it easy for ISPs and OEMs targeting ISPs and other service providers to create high-density dial-up solutions using open systems platforms running a variety of popular operating systems, including Windows NT and Linux.

Statements contained in this press release that are not historical facts are forward looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward looking statements involve risks and uncertainties, including market acceptance of Ariel's products by technical original equipment manufacturers and internet service providers, the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed from time to time in Ariel's filings with the SEC. These risks and uncertainties could cause actual results to differ materially from those projected or currently expected. These forward looking statements represent Ariel's judgment as of the date of this release. Ariel disclaims, however, any intent or obligation to update these forward looking statements.


Additional Information and Where to Find It

Ariel plans to file a Registration Statement on SEC Form S-4 in connection with the Merger, and Ariel and MAYAN expect to mail a Joint Proxy Statement/Prospectus to stockholders of Ariel and MAYAN containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Ariel, MAYAN, the Merger, the persons soliciting proxies relating to the Merger, their interest in the Merger, and related matters. Investors and security holders will be


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able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint Proxy Statement/Prospectus and these other documents may also be obtained from Ariel by directing a request through the Investors Relations portion of Ariel's website at http://www.ariel.com or by mail to Ariel Corporation, 2540 Route 130, Suite 128, Cranbury, NJ 08512, attention: Investor Relations, telephone: (609) 860-2900.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Ariel files annual, quarterly and special reports, proxy statement and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Ariel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commissions' other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Ariel's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the commission at http://www.sec.gov.

Ariel, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Ariel stockholders in favor of the issuance of Ariel common stock in the merger.